Exhibit 12

Walgreen Co. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended November 30,
	2008	2007
Income before income taxes and minority interest	$654	$728
Add:
Minority interest	-	-
Fixed charges	237	204
Less: Capitalized interest	(5)	(7)
Earnings as defined	$886	$925

Interest expense, net of capitalized interest	16	$2
Capitalized interest	5	$7
Portions of rentals representative of the interest factor	216	195
Fixed charges as defined	$237	$204

Ratio of earnings to fixed charges	3.74	4.53